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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                               Franklin Quest Co.
                               (Name of Issuer)

                          COMMON STOCK, $.05 PAR VALUE
                        (Title of Class of Securities)

                                   354596-10-8
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 7 Pages

                                       13G

  CUSIP No.  354596-10-8                                Page  2   of   7   Pages

--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Dennis R. Webb (S.S. No. ###-##-####)

--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

--------------------------------------------------------------------------------
                               5         SOLE VOTING POWER

                                            47,500

  NUMBER OF                 ----------------------------------------------------
   SHARES                      6         SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                  1,517,712
    EACH
  REPORTING                 ----------------------------------------------------
   PERSON                      7         SOLE DISPOSITIVE POWER
    WITH
                                            47,500

                            ----------------------------------------------------
                               8         SHARED DISPOSITIVE POWER

                                            1,517,712

----------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,565,212

----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.8%

----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

         IN

----------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                       13G


  CUSIP No.  354596-10-8                               Page  3   of   7   Pages



--------------------------------------------------------------------------------
 1          NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Martsie D. Webb

--------------------------------------------------------------------------------
 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]

--------------------------------------------------------------------------------
 3          SEC USE ONLY

--------------------------------------------------------------------------------
 4          CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

--------------------------------------------------------------------------------
                               5         SOLE VOTING POWER

                                            None

  NUMBER OF                 ----------------------------------------------------
   SHARES                      6         SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                  1,565,212
    EACH
  REPORTING                 ----------------------------------------------------
   PERSON                      7         SOLE DISPOSITIVE POWER
    WITH
                                            None

                            ----------------------------------------------------
                               8         SHARED DISPOSITIVE POWER

                                            1,565,212

--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,565,212

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.8%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                      13G


  CUSIP No.  354596-10-8                               Page  4  of   7   Pages


         This Amendment No. 4 to the Schedule 13G of Dennis R. Webb and Martsie
D. Webb amends and supplements, and should be read in conjunction with, the
Schedule 13G filed on or about February 11, 1993, Amendment No. 1 thereto filed on or about February 12, 1994, Amendment No. 2 thereto filed on or about February 14, 1995 and Amendment No. 3 thereto filed on or about June 25, 1996.

ITEM 1.

         (a)      Name of Issuer:

                           Franklin Quest Co. (the "Company")

         (b)      Address of Issuer's Principal Executive Offices:

                           2200 West Parkway Boulevard
                           Salt Lake City, Utah  84119-2331

ITEM 2.

         (a)      Name of Persons Filing:

                           Dennis R. Webb and Martsie D. Webb (the "Reporting Persons")

         (b)      Address of Principal Business Office or, if none, Residence:

                           9327 Midlothian Turnpike, Suite 1B
                           Richmond, Virginia  23235

         (c)      Citizenship:

                           The Reporting Persons are United States citizens.

         (d)      Title of Class of Securities:

                           Common Stock, $.05 Par Value (the "Common Stock")

         (e)      CUSIP Number:

                           354596-10-8

ITEM 3.

                  This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

ITEM 4.  OWNERSHIP

         (a)      Amount beneficially owned by Mr. Webb as of December 31, 1996:
                    1,565,212

                  Amount beneficially owned by Mrs. Webb as of December 31,
                    1996: 1,565,212*

         (b)      Percent of class owned by Mr. Webb as of December 31, 1996:
                    7.8%

                  Percent of class owned by Mrs. Webb as of December 31, 1996:
                    7.8%

         -------------------

         * Includes 47,500 shares beneficially owned by Mr. Webb, which Mrs. Webb, as the spouse of Mr. Webb, may be deemed to beneficially own as a result of such relationship.

                                      13G


  CUSIP No.  354596-10-8                               Page 5   of   7   Pages


         (c)      Number of shares as to which the Reporting Persons have:

                  (i)      sole power to vote or direct the vote:

                           As of December 31, 1996, Mr. Webb had sole power to vote or direct the vote of 47,500 shares, which included 32,500 shares held by Mr. Webb as Trustee of The Lighthouse Foundation, as to which Mr. Webb has sole investment and voting power, and 15,000 shares underlying currently exercisable options. Mrs. Webb did not have sole power to vote or direct the vote of any shares.

                  (ii)     shared power to vote or direct the vote:

                           As of December 31, 1996, the Reporting Persons shared the power to vote or direct the vote of 1,517,712 shares held by the Reporting Persons as tenants in common. In addition, Mrs. Webb, the spouse of Mr. Webb may, as a result of such relationship, be deemed to share voting power with respect to the shares held by Mr. Webb.

                  (iii) sole power to dispose or to direct the disposition of:

                           As of December 31, 1996, Mr. Webb had sole power to dispose or direct the disposition of 47,500 shares, which included 32,500 shares held by Mr. Webb as Trustee of The Lighthouse Foundation, as to which Mr. Webb has sole investment and voting power, and 15,000 shares underlying currently exercisable options. Mrs. Webb did not have sole power to dispose or direct the disposition of any shares.

                  (iv) shared power to dispose or to direct the disposition of:

                           As of December 31, 1996, the Reporting Persons shared the power to dispose or direct the disposition of 1,517,712 shares held by the Reporting Persons as tenants in common. In addition, Mrs. Webb, the spouse of Mr. Webb may, as a result of such relationship, be deemed to share the power to dispose with respect to the shares held by Mr. Webb.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

                                      13G


  CUSIP No.  354596-10-8                               Page  6   of   7   Pages


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

                                      13G


  CUSIP No.  354596-10-8                               Page  7   of   7   Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 5, 1997                   DATED:  February 5, 1997

MARTSIE D. WEBB                            DENNIS R. WEBB

By /s/ KENT H. COLLINS                     By /s/ KENT H. COLLINS
 --------------------------------------    -----------------------------------
Martsie D. Webb by Kent H. Collins,        Dennis R. Webb by Kent H. Collins,
Attorney-in-Fact pursuant to a             Attorney-in-Fact pursuant to a
Power of Attorney dated May 1995, a        Power of Attorney dated April 28,
copy of which is on file with the          1995, a copy of which is on file
Commission and incorporated herein         with the Commission and
by this reference.                         incorporated herein by this
                                           reference.



                                    AGREEMENT

         The undersigned agree that this Amendment No. 4 to Schedule 13G of Dennis R. Webb and Martsie D. Webb relating to the shares of Common Stock of Franklin Quest Co. shall be filed on behalf of the undersigned.

DATED:  February 5, 1997                   DATED:  February 5, 1997

MARTSIE D. WEBB                            DENNIS R. WEBB

By /s/ KENT H. COLLINS                     By /s/ KENT H. COLLINS
 --------------------------------------    -----------------------------------
Martsie D. Webb by Kent H. Collins,        Dennis R. Webb by Kent H. Collins,
Attorney-in-Fact pursuant to a             Attorney-in-Fact pursuant to a
Power of Attorney dated May 1995, a        Power of Attorney dated April 28,
copy of which is on file with the          1995, a copy of which is on file
Commission and incorporated herein         with the Commission and
by this reference.                         incorporated herein by this
                                           reference.